

Mail Stop 3030

January 8, 2009

Via U S Mail and FAX [(908) 412-5989]

Thomas C. Shields
Executive Vice President and Chief Financial Officer
Anadigics, Inc.
141 Mt. Bethel Road
Warren, New Jersey 07059

> **Re:** **Anadigics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 0-25662**

Dear Mr. Shields:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief